UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
28 December 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Genocea Biosciences, Inc.

File Nos. 333-193043 and 1-36289 -- CF# 34308

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Genocea Biosciences, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from (i) Exhibits 10.2 and 10.3 to Form S-1 filed on December 23, 2013, as amended, as modified by the same contract refiled with fewer redactions as Exhibits 10.1 and 10.2 to a Form 10-Q filed on November 4, 2016, (ii) Exhibit 10.4 to Form S-1 filed on December 23, 2013, as amended, as modified by the contract filed with fewer redactions and additional text as Exhibit 10.3 to a Form 10-Q filed on November 4, 2016, and (iii) Exhibit 10.5 to Form S-1 filed on December 23, 2013, as amended, and refiled as Exhibit 10.4 to a Form 10-Q filed on November 4, 2016.

Based on representations by Genocea Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	To Form	Filed on	Confidential Treatment Granted
10.2	S-1	December 23, 2013	through October 22, 2019
10.3	S-1	December 23, 2013	through October 22, 2019
10.4	S-1	December 23, 2013	through October 22, 2019
10.5	S-1	December 23, 2013	through October 22, 2019
10.1	10-Q	November 4, 2016	through October 22, 2019
10.2	10-Q	November 4, 2016	through October 22, 2019
10.3	10-Q	November 4, 2016	through October 22, 2019
10.4	10-Q	November 4, 2016	through October 22, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary